UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM N-17f-2                                        OMB Approval
                                             -----------------------------
Certificate of Accounting of Securities and  OMB Number:         3235-0360
Similar Investments in the Custody           Expires:         May 31, 2005
of Management Investment Companies           Estimate average burden hours
                                               per response . . . . . 0.15

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]    -----------------------------

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1. Investment Company Act File Number:        Date examination completed:

811-07912	                                     May 31, 2004

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2. State Identification Number:

AL             AK             AZ             AR             CA           CO
CT             DE             DC             FL             GA           HI
ID             IL             IN             IA             KS           KY
LA             ME             MD D03721305   MA             MI           MN
MS             MO             MT             NE             NV           NH
NJ             NM             NY             NC             ND           OH
OK             OR             PA             RI             SC           SD
TN             TX             UT             VT             VA           WA
WV             WI             WY             PUERTO RICO
Other (specify):

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3. Exact name of investment company as specified in registration statement:

Old Westbury Funds Inc.
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4. Address of principal executive office (number,street,city,state,zip code):
Federal Investors Tower
1001 Liberty Avenue
Pittsburgh, PA  15222-3779

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INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

INVESTMENT COMPANY

1.  All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

ACCOUNTANT

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT




INDEPENDENT ACCOUNTANTS' REPORT

The Board of Directors and Shareholders,
Old Westbury Funds, Inc.:

We have examined management's assertion included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940 that Old Westbury Funds, Inc. (comprising the Old Westbury International Fund, Old Westbury Mid Cap Equity Fund, Old Westbury Large Cap Equity Fund, Old Westbury Municipal Bond Fund, and Old Wesbury Fixed Income Fund, collectively the "Funds") complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of May 31, 2004. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examinations.

Our examinations were conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of May 31, 2004, and with respect to agreement of security purchases and sales, for the period from October 31, 2003 (the date of our last examination) through May 31, 2004:

1) Confirmation of all securities held by the Bank of New York, Federated Investors Inc., and SEI Financial Management Corporation in book entry form without prior notice to management;

2) Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees and/or transfer agent;

3) Reconciliation of all such securities to the books and records of the Funds and the custodian;

4) Agreement of five security purchases and five security sales or maturities since our last report from the books and records of the Funds to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that Old Westbury Funds, Inc. complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of May 31, 2004 with respect to securities reflected in the investment account of the Funds are fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of Old Westbury Funds, Inc. and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP
Chicago, IL

September 3, 2004






Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

We, as members of management of the custodian of the Old Westbury Funds, Inc. (comprising Old Westbury International Fund, Old Westbury Mid Cap Equity Fund, Old Westbury Large Cap Equity Fund, Old Westbury Municpal Bond Fund, and Old Westbury Fixed Income Fund, collectively the "Funds"), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of May 31, 2004 and from October 31, 2003 (date of last examination) through May 31, 2004.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of May 31, 2004 and from
October 31, 2003 (date of last examination) through May 31, 2004, with respect to securities reflected in the investment accounts of Old Westbury Funds, Inc.


Old Westbury Funds, Inc.



Walter B. Grimm			 	      September 3, 2004
President 					  Date


Bryan Haft			              September 3, 2004
Treasurer				          Date


Peter C. Artemiou		              September 3, 2004
Bessemer Trust			  		  Date
Senior Vice President and Controller -
Alternative Assets